Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-163511

[June 7, 2013]

About Us | Institutional | Contact Us | Careers | ProFunds.com

ProShares
The Alternative ETF Company

PRODUCTS | RESOURCES | NEWS | Alts U. | Literature | Get Email Updates

Keyword Search GO

Gold & Silver

Precious or Precarious?

ProShares Precious Metals Commodity ETFs

email | print

Deciding how to invest in gold and silver? Will these precious metals continue rising, or are they precariously priced and ready to fall?

Whatever your view, ProShares has four geared ETFs to help you step up your gold or silver exposure.

Ticker	Fund Name	Daily Objective	Benchmark	Learn More	
UGL	Ultra Gold	2x	London p.m. Gold Fixing	Prospectus	Fact Sheet
GLL	UltraShort Gold	-2x	London p.m. Gold Fixing	Prospectus	Fact Sheet
AGQ	Ultra Silver	2x	London Silver Fixing	Prospectus	Fact Sheet
ZSL	UltraShort Silver	-2x	London Silver Fixing	Prospectus	Fact Sheet

If Precious Metals Rise—Ultra Gold and Ultra Silver

Consider these ETFs if you are looking to magnify your exposure to rising precious metal prices. UGL and AGQ seek double the return of their benchmarks each day.*

UGL and AGQ can be used to:

- Seek magnified gains *(will also magnify losses)*
- Get a target level of exposure to gold or silver for less cash
- Overweight your exposure to precious metals without additional cash

If Precious Metals Fall—UltraShort Gold and UltraShort Silver

You may want to consider inverse exposure when precious metals decline. GLL and ZSL seek two times the inverse of their benchmark returns each day each day.* They are designed to rise when their benchmarks fall, and vice versa.

GLL and ZSL can be used to:

- Help hedge against declines in gold or silver
- Seek to profit from declines in precious metal prices
- Underweight exposure to the gold or silver markets

Questions?

ProShares offers the nation's largest lineup of alternative ETFs. We help investors build better portfolios by providing access to alternative investments delivered with the liquidity, transparency and cost effectiveness of ETFs.

Have questions about ProShares or our alternative ETFs? Contact your financial professional or call ProShares at 866.776.5125.

* Before fees and expenses

More Information

- Alternative Investments Guide (PDF)
- Why Consider Alternatives? (VIDEO)
- Geared Investing: An Introductory Guide (PDF)
- Geared Fund Performance: Understanding Leveraged and Inverse Funds (PDF)
- Leveraged and Inverse Funds: Are They Right for You?

Outside Resources

Want to understand the fundamentals of ETFs? These questions and answers from the Investment Company Institute will help.

- Nine Questions Every ETF Investor Should Ask Before Investing

The Full ProShares Lineup

Fund Group

- Global Fixed Income
- Hedge Strategies
- Geared
- Inflation & Volatility

Index / Benchmark Type

Asset Category

VIEW ALL PRODUCTS

Get News Updates

- Register
- View the News Center

Each Geared (Short or Ultra) ProShares ETF seeks a return that is either 3x, 2x, -1x, -2x or -3x the return of an index or other benchmark (target) ***for a single day***, as measured from one NAV calculation to the next. Due to the compounding of daily returns, Geared ProShares' returns over periods other than one day will likely differ in amount and possibly direction from the target return for the same period. These effects may be more pronounced in funds with larger or inverse multiples and in funds with volatile benchmarks. Investors should monitor their Geared ProShares holdings consistent with their strategies, as frequently as daily. For more on correlation, leverage and other risks, please read the prospectus.

These funds are not investment companies regulated under the Investment Company Act of 1940 and are not afforded its protections. Please read the prospectuses carefully before investing.

There is no guarantee any ProShares ETF will achieve its investment objective.

Investing involves risk, including the possible loss of principal. ProShares are non-diversified and entail certain risks, including risk associated with the use of derivatives (swap agreements, futures contracts and similar instruments), imperfect benchmark correlation, leverage and market price variance, all of which can increase volatility and decrease performance. Short ProShares should lose money when their benchmarks or indexes rise. Please see their summary and full prospectuses for a more complete description of risks.

The price of gold is volatile and may be affected by large institutional purchases or sales, indirect investment in gold and silver, industrial usage, and political and economic concerns.

The price of silver is volatile and may be affected by large institutional purchases or sales, indirect investment in gold and silver, industrial usage, and political and economic concerns.

Certain derivative instruments will subject the fund to counterparty risk and credit risk, which could result in significant losses for the fund.

This fund generates a K-1 tax form.

ProShares Trust II is a commodity pool as defined in the Commodity Exchange Act and the applicable regulations of the CFTC. ProShare Capital Management LLC is the Trust Sponsor, commodity pool operator (CPO) and commodity trading advisor. The Sponsor is registered as a CPO and commodity trading advisor with the CFTC, and is a member of the NFA. Neither this ETF nor ProShares Trust II is an investment company regulated under the Investment Company Act of 1940 and neither is afforded its protections.

Investing in ETFs involves a substantial risk of loss.

This information must be accompanied or preceded by a current ProShares Trust II prospectus.

ProShares are distributed by SEI Investments Distribution Co., which is not affiliated with the funds' advisor or sponsor. **Your use of this site signifies that you accept our Terms and Conditions of Use.**

FAQs | Obtain Prospectus | Proxy Voting